

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 6, 2016

Maria Fardis, Ph.D.
President and Chief Executive Officer
Lion Biotechnologies, Inc.
112 West 34th Street, 17th Floor
New York, NY 10120

> **Re: Lion Biotechnologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2016**
> **File No. 001-36860**

Dear Dr. Fardis:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 4 – Approval of the Conversion Provisions of Our Series B Preferred and the Issuance of the Shares of Common Stock Issuable Upon the Conversion of Our Series B Preferred, page 41

1. Please disclose the general effect that approval of the conversion provisions of the Series B Preferred Stock would have on the rights of existing shareholders, as required by Item 12(c) of Schedule 14A.

2. Please tell us the extent to which you considered including the information required by Item 13(a) of Schedule 14A in the proxy statement. To the extent you believe this information is not required, please provide supporting analysis in your response letter.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lawrence Schnapp
       TroyGould PC